JINJOO

OFFERING STATEMENT

200 Shares of Class C Common Stock at $50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,200
Maximum Amount	21,400	$1,070,000	$984,400

THE COMPANY

1. Name of issuer: Jinjoo Cosmetics, Inc.

ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☑ No
Explain:

JINJOO

OFFERING STATEMENT

200 Shares of Class C Common Stock at $50 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,200
Maximum Amount	21,400	$1,070,000	$984,400

DIRECTORS OF THE COMPANY

4.   Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name:	Rene Shin	Kevin Shin	Julie Einiger
Dates of Board Service:	10/1/2019 till present	12/1/2019 till present	2/1/2021 till present
Principal Occupation:	Dentist	Venture Capital CEO	Marketing and Production
Employer:	Columbia University	Grove Group Management	Jinjoo Labs
Dates of Service:	7/1/2020-present	12/1/2017 - present	2/1/2021 till present
Employer's principal business:	Education	Private Equity Fund Manager	Skin care

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:			
Position:	Founder	Chief Business Officer	Director of Production and Marketing
Dates of Service:	10/1/2019 till present	12/1/2019 till present	2/1/2021 till present

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:			
Employer:	Jinjoo Labs	Jinjoo Labs	Jinjoo Labs
Employer's principal business:	Skin care	Skin care	Skin care
Title:	Founder	CBO	Director of Production and Marketing
Dates of Service:	10/1/2019 till present	12/1/2019 till present	2/1/2021 till present
Responsibilities:	Creative control of products and future product line ups	Manages employees, investors, and all appropriate legal work	Marketing and Production of Jinjoo Labs video content and PR relations.
Employer:	Columbia University	Grove Group Management	Brown Dog Media
Employer's principal business:	Education	Private Equity Fund	Media and PR firm
Title:	Resident	CEO	Founder/CEO
Dates of Service:	7/1/2020 till present	12/1/2017 till present	4/1/2016 till present

JINJOO

OFFERING STATEMENT

200 Shares of Class C Common Stock at $50 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,200
Maximum Amount	21,400	$1,070,000	$984,400

Responsibilities:	Learning Endodontic procedures while practicing as a Doctor of Dentistry	Manage employees, investments, direct growth opportunities for all assets, build successful exits for investments.	Creating and managing content for social media platforms, websites, and presentations. Media relations for healthcare institutions and other non-profits.
Employer:	Columbia University	AI Investment Holdings	Englewood Hospital and Medical Center
Employer's principal business:	Education	Private Equity Fund	Hospital
Title:	Student	CEO, Board member	Manager of Public Affairs and Marketing
Dates of Service:	8/1/2016- 6/1/2020	9/1/2004 till 1/20/2018	9/1/2014-4/1/2016
Responsibilities:	Dental Student	Manage employees, find investment opportunities for Venture Capital investments. Provide a roll up strategy for successful exits. Managed over 3.8bn USD.	Conceptualized and executed overall branding campaign for medical center and key service lines. Itentified patients to feature in current branding campaign across mulitple platforms including radio, telepvision, print and digital.

JINJOO

OFFERING STATEMENT

200 Shares of Class C Common Stock at $50 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,200
Maximum Amount	21,400	$1,070,000	$984,400

Name:	Marja Vongerichten	Manjula Jegasothy	Louise Caldwell
Dates of Board Service:	1/8/2021 till present	02/01/21	08/08/21
Principal Occupation:	Brand Ambassador, Entrepreneur	Senior Advisor	CEO
Employer:	Jinjoo Labs	Jinjoo Labs	Jinjoo Labs
Dates of Service:	2/1/2021 till present	2/1/21 to current	8/8/21
Employer's principal business:	Skin care	Skin care	Skin care
List all positions and offices with the issuer held and the period of time in which the director served in the position or office:			
Position:	Brand Ambassador	Senior Advisor	CEO
Dates of Service:	1/8/2021 till present	2/1/21 to current	8/8/21 to current
Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:			
Employer:	Jinjoo Labs	Jinjoo Labs	Jinjoo Labs
Employer's principal business:	Skin care	Skin care	Skin care
Title:	Brand Ambassador	Senior Advisor	CEO
Dates of Service:	1/8/2021 till present	2/1/21 to current	8/8/21 to current
Responsibilities:	Brand Ambassador, producer of lifestyle segments and all PR requests. Works with Rene to help develop future product lines.	Tests formulations, medical trials and expertise for efficacy	Manages creative direction and distribution, manages employees and new hires
Employer:	M.V. Designs	Miami Skin Care Institute	Ignite Beauty Strategy
Employer's principal business:	Art and celebrity endorsements	Doctor	Distribution and Advisory work for Skin Care
Title:	Founder	Founder/CEO	Founder/ President
Dates of Service:	1/1/2012 till present	5/1/2000 till present	5/1/17 till present

JINJOO

OFFERING STATEMENT

200 Shares of Class C Common Stock at $50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,200
Maximum Amount	21,400	$1,070,000	$984,400

Responsibilities:	Made commercial sauces for resale, design work for artwork and furniture, and developed restaurant concepts for launch around the world.	Doctor and dermatologist surgeon	Provide consulting and distribution for beauty and skin care related items
Employer:	Kimchi Chronicles	Miami MD Skincare	Birkenstock Natural Skin Care
Employer's principal business:	TV Show	Producer of Skin Care media	Skin care
Title:	Host		
Dates of Service:	1/1/2010 till 12/1/2011	1/1/2020 till present	5/1/19- 2/1/21
Responsibilities:	Hired by the Korean Government to help promote Korean Cuisine to the world through a video series available now on Amazon Prime.	Writes for local magazines, does interviews for television, publishes work related to skin care	Ran distribution, product development, and managed employees while managing distribution for Birkenstock Natural Skin Care

JINJOO

Jinjoo Cosmetics, Inc.
64 E Clinton Ave, Tenafly,
NJ 07670
(917) 558-3796

OFFERING STATEMENT

200 Shares of Class C Common Stock at $50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,200
Maximum Amount	21,400	$1,070,000	$984,400

OFFICERS OF THE COMPANY

5.   Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name:	Rene Shin	Kevin Shin	Julie Einiger
Title:	Founder	Chief Business Officer	Director of Production and Marketing
Dates of Service:	10/1/2019 till present	12/1/2019 till present	2/1/2021 till present
Responsibilities:	Creative control of products and future product line ups	Manages employees, investors, finances and all appropriate legal work	Marketing and Production of Jinjoo Labs video content and PR relations.
List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:			
Position:	No prior positions held with issuer	No prior positions held with issuer	No prior positions held with issuer
Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:			
Employer:	Jinjoo Labs	Jinjoo Labs	Jinjoo Labs
Employer's principal business:	Skin care	Skin care	Skin care
Title:	Founder	CBO	Director of Production and Marketing
Dates of Service:	10/1/2019 till present	12/1/2019 till present	2/1/2021 till present
Responsibilities:	Creative control of products and future product line ups	Manages employees, investors, and all appropriate legal work	Marketing and Production of Jinjoo Labs video content and PR relations.
Employer:	Columbia University	Grove Group Management	Brown Dog Media
Employer's principal business:	Education	Private Equity Fund	Media and PR firm
Title:	Resident	CEO	Founder/CEO
Dates of Service:	7/1/2020 till present	12/1/2017 till present	4/1/2016 till present

JINJOO

Jinjoo Cosmetics, Inc.
64 E Clinton Ave, Tenafly,
NJ 07670
(917) 558-3796

OFFERING STATEMENT

200 Shares of Class C Common Stock at $50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,200
Maximum Amount	21,400	$1,070,000	$984,400

Responsibilities:	Learning Endodontic procedures while practicing as a Doctor of Dentistry	Manage employees, investments, direct growth opportunities for all assets, build successful exits for investments.	Creating and managing content for social media platforms, websites, and presentations. Media relations for healthcare institutions and other non-profits.
Employer:	Columbia University	AI Investment Holdings	Englewood Hospital and Medical Center
Employer's principal business:	Education	Private Equity Fund	Hospital
Title:	Student	CEO, Board member	Manager of Public Affairs and Marketing
Dates of Service:	8/1/2016- 6/1/2020	9/1/2004 till 1/20/2018	9/1/2014-4/1/2016
Responsibilities:	Dental Student	Manage employees, find investment opportunities for Venture Capital investments. Provide a roll up strategy for successful exits. Managed over 3.8bn USD.	Conceptualized and executed overall branding campaign for medical center and key service lines. Itentified patients to feature in current branding campaign across mulitple platforms including radio, telepvision, print and digital.

JINJOO

OFFERING STATEMENT

200 Shares of Class C Common Stock at $50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,200
Maximum Amount	21,400	$1,070,000	$984,400

Name:	Marja Vongerichten	Manjula Jegasothy	Louise Caldwell
Title:	Brand Ambassador	Senior Advisor	CEO
Dates of Service:	1/8/2021 till present	2/1/2021 till present	8/8/21 till present
Responsibilities:	Brand Ambassador, producer of lifestyle segments and all PR requests. Works with Rene to help develop future product lines.	Product testing, formulation, consultant.	Will manage new product development, current marketing strategy, distribution, new hirings.
List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:			
Position:	No prior positions held with issuer	No prior positions held with issuer	No prior positions held with issuer
Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:			
Employer:	Jinjoo Labs	Jinjoo Labs	Jinjoo Labs
Employer's principal business:	Skin care	Skin care	Skin care
Title:	Brand Ambassador	Senior Advisor	CEO
Dates of Service:	1/8/2021 till present	2/1/21 to current	8/8/21 to current
Responsibilities:	Brand Ambassador, producer of lifestyle segments and all PR requests. Works with Rene to help develop future product lines.	Tests formulations, medical trials and expertise for efficacy	Manages creative direction and distribution, manages employees and new hires
Employer:	M.V. Designs	Miami Skin Care Institute	Ignite Beauty Strategy
Employer's principal business:	Art and celebrity endorsements	Doctor	Distribution and Advisory work for Skin Care
Title:	Founder	Founder/CEO	Founder/ President
Dates of Service:	1/1/2012 till present	5/1/2000 till present	5/1/17 till present

JINJOO

OFFERING STATEMENT

200 Shares of Class C Common Stock at $50 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,200
Maximum Amount	21,400	$1,070,000	$984,400

Responsibilities:	Made commercial sauces for resale, design work for artwork and furniture, and developed restaurant concepts for launch around the world.	Doctor and dermatologist surgeon	Provide consulting and distribution for beauty and skin care related items
Employer:	Kimchi Chronicles	Miami MD Skincare	Birkenstock Natural Skin Care
Employer's principal business:	TV Show	Producer of Skin Care media	Skin care
Title:	Host		
Dates of Service:	1/1/2010 till 12/1/2011	1/1/2020 till present	5/1/19- 2/1/21
Responsibilities:	Hired by the Korean Government to help promote Korean Cuisine to the world through a video series available now on Amazon Prime.	Writes for local magazines, does interviews for television, publishes work related to skin care	Ran distribution, product development, and managed employees while managing distribution for Birkenstock Natural Skin Care

JINJOO

OFFERING STATEMENT

200 Shares of Class C Common Stock at $50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,200
Maximum Amount	21,400	$1,070,000	$984,400

PRINCIPAL SECURITY HOLDERS

6.   Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	%Voting Power Prior to Offering
Rene Shin	4,250 Shares of Class A Stock	71%

.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7.   Describe in detail the business of the issuer and the anticipated business plan of the issuer.



JINJOO

OFFERING STATEMENT

200 Shares of Class C Common Stock at $50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,200
Maximum Amount	21,400	$1,070,000	$984,400



CBD: The Star Ingredient

- Natural ingredient with anti-inflammatory properties.

- Effective for those who struggle with skin sensitivity, skin dryness, acne, psoriasis, rosacea, and eczema.

- JinJoo skin care formulated by scientists in South Korea, world leader in skin care.

- Patented "pearl" technology delivers a precise dose of effective anti-aging CBD.

- Advanced research into skin care benefits will fuel growth and interest in the sector.

2

CBD Market Trends

More than $40 Billion in cannabis products including CBD will be sold across North America in 2020; China began sales in 2019.

Pandemic has shifted focus from makeup to skin care. CBD skin care projected to represent 10% of global skin care by 2024.

Millennials - avid buyers of anti-aging cosmetics - are expected to spend close to $50 Billion on cannabis-related products over the next decade

Retail sales of CBD will continue to increase due in part to increasingly easy retail access to CBD.



3

JINJOO

OFFERING STATEMENT

200 Shares of Class C Common Stock at $50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,200
Maximum Amount	21,400	$1,070,000	$984,400



K-Beauty Market Trends

- K-beauty technology is recognized to be the most advanced in the world; the country is now the super power of skin care product development.

- Korea is leading the shift to natural, allergen-free ingredients.

- American & European brands now formulating products with Korean R&D scientists.

- Global demand for K-beauty products keeps rising; South Korea is now the top manufacturer for beauty products.

- K-Beauty products market size projected to reach **$21.8 billion by 2026**, a CAGR of 11.3% from 2019. (Global skin care industry projected to $200 billion by 2024.)

The JINJOO Difference

Our endocannabinoid system (ECS) is a complex cell signaling system in the body that is involved in managing conditions such as pain, inflammation, stress, mood, metabolism, sleep and immune function. The ECS system includes the two known cannabinoids we produce in our body naturally (aka endocannabinoids), the cannabinoid receptors, and the enzymes that break them down.

When we introduce cannabinoids to the body, whether that's topically on the skin or by ingesting it, the ECS receptors are signaled to help balance and regulate activity where there is an imbalance. We have those receptors on the basal layer of the skin, which is why CBD in skin care is so effective. When we use CBD skin care, we are introducing cannabinoids to our skin topically via the skin cells.

The unique CBD extract used in Jinjoo formulations is highly concentrated and medical grade. It has been proven effective in reversing signs of aging and treating skin conditions such as rosacea and acne at the renowned Miami Skin Institute. Clients in the trial experienced visible improvement to their skin within 2-4 weeks.

The delivery system of the proprietary pearl technology ensures that the CBD complex is delivered to the skin in the most precise dosage and at maximum potency. In addition to the CBD complex/extract, the formulations contain supporting natural botanical extracts including Purslane, an herb referred to as the Fountain of Youth plant.

Jinjoo packaging not only provides superior protection for the formulations, but is also sustainable, made from recycled materials and recyclable. The Cream pearl jar is also refillable, reducing the need to purchase the outer jar multiple times. The cartons are made from recycled paper and use vegetable ink to facilitate proper recycling.

VEGAN, CRUELTY-FREE, FREE FROM PARABENS, PTHALATES, ARTIFICIAL COLORS AND FRAGRANCES




Jinjoo Cosmetics, Inc.
64 E Clinton Ave, Tenafly,
NJ 07670
(917) 558-3796

JINJOO

OFFERING STATEMENT

200 Shares of Class C Common Stock at $50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,200
Maximum Amount	21,400	$1,070,000	$984,400

Our Story





South Koreans have long believed in the medicinal and healing properties of plants. This belief took root centuries ago. To this day, Koreans eat fermented foods like *kimchi*, or pickled cabbage, to improve their metabolism, and visit herbalists for remedies, called *han yak*, to treat everything from digestive problems to heart conditions. The Korean plant-based culture helps the body achieve balance.

It is this reverence of natural products guides Jinjoo Labs. We believe in using clean, natural ingredients to achieve the best results.

Jinjoo founder Rene Shin, grew up in South Korea, in recent years dubbed 'the skincare and beauty capital of the world.' She's always been fascinated with Korean skincare trends, but never understood the science behind it until she attended medical school in New York City, when she researched how K-beauty products work so well without irritating the skin. The answer was really quite simple: many K-beauty skincare lines are free of harsh chemicals or dyes. At the time, another trendsetting ingredient – cannabidiol, or CBD – was making headlines for its anti-inflammatory and anti-oxidantative properties. Rene knew then that she wanted to combine K-beauty ingredients with CBD.

"Korean skincare lines aren't just about the incredible, anti-aging ingredients. It's actually very high tech, and I knew I wanted Jinjoo to have a mechanism so consumers could get the best results possible, every time," said Rene.

Rene, who holds an engineering degree from the University of Toronto and an MBA from Seoul National University, interviewed some of world's best manufacturers of beauty products before teaming up with KPT, winner of the Beiersdorf Innovation Award and the "most prestigious technology award" in Korea. KPT was originally founded to apply pharmaceutical techniques to the production of cosmetic ingredients.

"Think about how certain medications absorb better into your body. Well, KPT developed similar techniques so creams and lotions absorb better into the skin, making it much more effective," said Rene.

With KPT's patented "pearl" delivery mechanism, Jinjoo delivers the precise amount of CBD and Korean beauty ingredients. Our own testing with KPT as well as with the Miami Skin Care Institute is showing us that JinJoo can help provide relief for common skincare issues like rosacea and acne - all the while helping slow skin aging. Jinjoo is effective for minimizing trouble spots, like fine lines, dark spots, under-eye circles, and general sun damage.



INTRODUCING

JINJOO
Anti-Aging Skin Care

ALL NATURAL,CBD-INFUSED SKIN CARE
FORMULA WITH K-BEAUTY TECHNOLOGY

Mask not pictured.

OFFERING STATEMENT

200 Shares of Class C Common Stock at $50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,200
Maximum Amount	21,400	$1,070,000	$984,400



01 Anti-Aging CBD Cream Pearls

 CBD minimizes the visible signs of aging by counteracting free-radical damage and reducing inflammation. CBD also noticeably diminishes wrinkles, brightens skin, clears ruddy skin tone, and helps with eczema.

 Jinjoo products are made with all-natural ingredients by our scientists in South Korea. Formulations focused on skin hydration and wrinkle reduction.

Note: Packaging subject to change.

6

Cream Pearl Perfection
The Perfect Dose of CBD

Each Jinjoo CBD cream pearl contains the perfect dose of CBD. Not too much, not too little.



TO USE: DIP THE SPOON INTO THE JAR, SCOOP OUT A SINGLE PEARL, AND PLACE BETWEEN YOUR FINGERTIPS. THE WARMTH OF YOUR FINGERS MELTS THE PEARL, MAKING IT READY FOR APPLICATION.

9

JINJOO

OFFERING STATEMENT

200 Shares of Class C Common Stock at $50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,200
Maximum Amount	21,400	$1,070,000	$984,400

02

Anti-Aging CBD Serum Pearls





One pump delivers a scientific blend of lipids, essential oils, and the right number of CBD pearls. Each pearl contains the perfect dose of CBD blended with natural moisturizers.



Each precisely measured dose of age-defying ingredients promotes skin repair for a more youthful appearance.



03

The Anti-Aging, Anti-Inflammatory CBD Mask

- Formulated with the latest natural K-beauty ingredients combined with CBD oil.

- A perfect way to absorb all the JINJOO goodness.

- Leaves a glowing, dewy complexion.

JINJOO

OFFERING STATEMENT

200 Shares of Class C Common Stock at $50 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,200
Maximum Amount	21,400	$1,070,000	$984,400



04 CBD FACIAL CLEANSING BAR

- Doesn't dry your skin.
- Features CBD for healthy, glowing skin.
- Designed to promote clean skin, prevent and clear away acne, and reduce signs of aging.
- Earth-friendly packaging.

12

Developed in partnership with Korea Particle Technology and tested by Miami Skin Institute

- KPT is an award-winning skin care technology development company in South Korea.
  - Winner of Biersdorf Innovation Pitch Award
- JINJOO has worldwide exclusive rights to using the patented pearl delivery technologies for CBD-based skin care products.

13

JINJOO

OFFERING STATEMENT

200 Shares of Class C Common Stock at $50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,200
Maximum Amount	21,400	$1,070,000	$984,400



   

JINJOO

OFFERING STATEMENT

200 Shares of Class C Common Stock at $50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,200
Maximum Amount	21,400	$1,070,000	$984,400







JINJOO

OFFERING STATEMENT

200 Shares of Class C Common Stock at $50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,200
Maximum Amount	21,400	$1,070,000	$984,400



Marja Vongerichten

Spokesperson & Chief Brand Ambassador

"I feel a special affinity to everything Korean and skincare is a big part of that. I love what Jinjoo has done for my skin and I'm proud to be its brand ambassador. Jinjoo's focus on innovation for better, lasting results, natural ingredients and eco-conscious packaging make it a true powerhouse to enter the skincare world."

Marja is best known as the host of the PBS Show, "The Kimchi Chronicles." Half Korean and half African-American, the show explored Marja's Korean heritage through food and is credited with bringing Korean food and culture into the American mainstream.

A former model, actress and Miss District of Columbia Teen USA, Marja is a published author and chef. She has appeared on the Today Show, CNN and other major media outlets. She travels the world speaking on Korean-American related topics.

Manjula Jegasothy

Dermatology Advisor

Renowned for her work at the Miami Skin Institute, Dr. Jegasothy advocates technologies that slow the signs of aging. She believes in starting skin care early in adulthood to enhance a person's natural beauty.

Educated at Harvard and Yale, Dr. Jegasothy has won numerous awards for her work and is widely sought after by celebrities and socialites from around the world. As an Associate Clinical Professor at the University of Miami Frost Department, she is a frequent lecturer medical conferences worldwide. She is also a regular contributor of clinical articles at medical journals such as Modern Aesthetics and Practical Dermatology.

JINJOO

OFFERING STATEMENT

200 Shares of Class C Common Stock at $50 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,200
Maximum Amount	21,400	$1,070,000	$984,400

Revenue Projections

JinJoo Business Model
Revenue & COGS Projections

Revenues:	Jul-22	Aug-22	Sep-22	Oct-22	Nov-22	Dec-22	2022	2023	2024	2025	2026
Cream Balls	1,493	1,792	2,150	2,580	3,096	3,715	19,790	55,726	111,451	222,903	445,805
D2C ASP	$ 60.00	$ 60.00	$ 60.00	$ 60.00	$ 60.00	$ 60.00	$ 60.00	$ 60.00	$ 57.00	$ 54.15	$ 51.44
Cream Balls Revenues	$ 89,580	$107,495	$128,995	$ 154,793	$ 185,752	$ 222,903	1,187,415	$ 3,343,538	$ 6,352,722	$ 12,070,171	$ 22,933,325
Serum	746	896	1,075	1,290	1,548	1,858	9,895	30,000	60,000	120,000	240,000
D2C ASP	$ 120.00	$ 120.00	$ 120.00	$ 120.00	$ 120.00	$ 120.00	$ 120.00	$ 120.00	$ 114.00	$ 108.30	$ 102.89
Serum Revenues	$ 89,580	$107,495	$128,995	$ 154,793	$ 185,752	$ 222,903	1,187,415	$ 3,600,000	$ 6,840,000	$ 12,996,000	$ 24,692,400
Shampoo	300	360	432	518	622	746	3,229	11,197	22,395	44,790	89,580
D2C ASP	$ 20.00	$ 20.00	$ 20.00	$ 20.00	$ 20.00	$ 20.00	$ 20.00	$ 20.00	$ 19.00	$ 18.05	$ 17.15
Shampoo Revenues	$ 6,000	$ 7,200	$ 8,640	$ 10,368	$ 12,442	$ 14,930	64,580	$ 223,949	$ 425,503	$ 808,455	$ 1,536,065
Face Masks	1,493	1,792	2,150	2,580	3,096	3,715	19,790	40,000	80,000	160,000	320,000
D2C ASP	$ 8.00	$ 8.00	$ 8.00	$ 8.00	$ 8.00	$ 8.00	$ 8.00	$ 8.00	$ 7.60	$ 7.22	$ 6.86
Face Masks Revenues	$ 11,944	$ 14,333	$ 17,199	$ 20,639	$ 24,767	$ 29,720	158,322	$ 320,000	$ 608,000	$ 1,155,200	$ 2,194,880
Total Units	4,032	4,839	5,807	6,968	8,362	10,034	52,705	136,923	273,846	547,692	1,095,385
Average Price per unit				$ 48.88	$ 48.88	$ 48.88	$ 49.29	$ 54.68	$ 51.95	$ 49.35	$ 46.88
Total Revenues	$197,103	$236,524	$283,828	$ 340,594	$ 408,713	$ 490,455	$ 2,597,732	$ 7,487,486	$ 14,226,224	$ 27,029,826	$ 51,356,670

Financial Projections

JinJoo Business Model
Profit and Loss Projections

	2021	2022	2023	2024	2025	2026
Revenues:						
Cream Balls	-	1,187,415	3,343,538	6,352,722	12,070,171	22,933,325
Serum		1,187,415	3,600,000	6,840,000	12,996,000	24,692,400
Shampoo		64,580	223,949	425,503	808,455	1,536,065
Face Mask		158,322	320,000	608,000	1,155,200	2,194,880
Gross Revenues		2,597,732	7,487,486	14,226,224	27,029,826	51,356,670
Merchant Fees (2.5%)		(64,943)	(187,187)	(355,656)	(675,746)	(1,283,917)
Returns and Allowances (3%)		(77,932)	(224,625)	(426,787)	(810,895)	(1,540,700)
Net Revenues		2,454,856	7,075,675	13,443,782	25,543,186	48,532,053
Product COGS	-9,990	(439,188)	(1,144,757)	(2,060,563)	(3,709,013)	(6,676,224)
Operations	-	(339,887)	(1,026,874)	(1,445,261)	(2,662,296)	(4,142,001)
COGS	-9990	(779,074)	(2,171,632)	(3,505,824)	(6,371,310)	(10,818,225)
Gross Profit	-9990	1,675,782	4,904,043	9,937,958	19,171,876	37,713,828
Gross Margin %		68%	69%	74%	75%	78%
R&D	(41,000)	(24,000)	(36,000)	(54,000)	(81,000)	(121,500)
Sales	-	(464,932)	(956,625)	(1,631,587)	(3,360,415)	(5,280,668)
Marketing	(8,000)	(1,041,500)	(1,463,375)	(2,721,563)	(3,839,344)	(5,748,216)
G&A	(15,000)	(908,000)	(1,512,000)	(1,789,200)	(2,155,320)	(2,649,492)
Total Operating Expenses	(64,000)	(2,438,432)	(3,968,000)	(6,196,349)	(9,436,079)	(13,799,876)
Opex %		-99%	-56%	-46%	-37%	-28%
Operating Income	(15,000)	(762,650)	936,044	3,741,609	9,735,798	23,913,952
Operating Income %		-31%	13%	28%	38%	49%
Other Income/(Expense)	-	(24,000)	(24,000)	(36,000)	(54,000)	(81,000)
Net Income before taxes	(15,000)	(786,650)	912,044	3,705,609	9,681,798	23,832,952
Taxes				(1,296,963)	(3,388,629)	(8,341,533)
Net Income after taxes	(15,000)	(786,650)	912,044	2,408,646	6,293,168	15,491,419
Headcount	0	12	20	26	35	38

진
주
JINJOO

20

21

FP: truCrowd

JINJOO

Jinjoo Cosmetics, Inc.
64 E Clinton Ave, Tenafly,
NJ 07670
(917) 558-3796

OFFERING STATEMENT

200 Shares of Class C Common Stock at $50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,200
Maximum Amount	21,400	$1,070,000	$984,400

Jinjoo Labs Offering Term sheet

Investment objective: Long term capital appreciation in equity. Scalable productions for launch of initial sku's and distribution of products.



Issuer

Jinjoo Cosmetics, LLC a company formed pursuant to the laws of the state of Delaware



Securities Offered

The company is offering common shares to its investors



Offering Price
$1000 Per Share



Minimum Commitment
$25,000



Maximum Offering
$3,000,000
Capital Commitment

22

Executive Team



Louise Caldwell
CEO

Louise's passion for the beauty industry started as a part-time makeup artist with the prestige Revlon brand, Ultima II, while pursuing her college degree at the University of Maryland. Louise spent 10 years at Revlon rising to the role of VP, Field Sales, one of the youngest female VPs in Revlon's history at that time. She went on to Elizabeth Arden moving into a national role as VP of Sales for a 100-million-dollar division of the company.

These opportunities allowed Louise to work with the vast majority of the prestige retailers in the US and manage multiple brands simultaneously.

Using this invaluable experience, Louise shifted her career focus to working with entrepreneurs to launch brands and propel them into the marketplace. Recent notable brands include Drunk Elephant and Dr Barbara Sturm. Louise joined with these fledgling brands and developed the marketing strategy, operational execution and sales organizations to dramatically increase their revenues and rankings. During her tenure as SVP with Drunk Elephant, the brand became the fastest growing skin care brand in Sephora's history and subsequently sold to Shiseido for over $800 million. Leading the US team at Dr Barbara Sturm skin care, Louise took distribution from just a handful of US points of sale to over 200 luxury retail locations and online retailers and dramatically increased sales in just two years. Most recently as President and General Manager of Birkenstock Natural Skin Care, Louise navigated pivoting the US strategy to launch during the 2020 pandemic. Drawing on her experience and relationships, Louise maintains focus for long term success and profit.



Rene Shin
Founder

Rene Shin has always used Korean cosmetics and skincare. A mother of two, she embarked on a years-long journey to find the right innovating partner, eventually choosing Korean Particle Technology, an renowned and award-winning skincare/cosmetics manufacturing company, to develop Jinjoo, which in Korean, means pearl.

23

JINJOO

OFFERING STATEMENT

200 Shares of Class C Common Stock at $50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,200
Maximum Amount	21,400	$1,070,000	$984,400

Executive Team



Kevin Shin

Chief Business Officer

Kevin has 20+ years experience in the finance industry in venture capital and mergers and acquisitions. He has overseen the growth of a venture capital company that started with 20 million dollars in AUM and grew to 3.8 billion in 7 years. He has successfully consulted and opened businesses as well as performed multiple mergers and acquisitions around the world in different sectors such as IT, real estate, green tech, manufacturing, agriculture, construction, and food and beverage.



Dean Mazboudi

Board Advisor

Dean is a senior technology executive with over 25 years of experience, primarily in the delivery of innovative solutions for global financial services companies. Founder of Deutsche Bank's Innovation Lab, he is highly regarded as a strategic thinker, industry innovator and an agent for change.



Julie Kim Einiger

VP of Content and Production

Julie is a media professional with 20+ years experience in an ever-changing media landscape. She is sought for her combined expertise in media relations and production of multimedia content used to leverage brand identity across all platforms. A former journalist, she is adept at getting to the heart of a brand.

24

Legal

NOT AN OFFER

This document has been prepared solely for informational purposes and does not constitute an offer to sell or the solicitation of an offer to purchase any securities from any entities described herein and may not be relied on for any purpose. Any such offer will be made (if at all) solely to investors that are either (i) "Qualified Institutional Buyers" (as defined under Rule 144A of the U.S. Securities Act of 1933, as amended (the "Act")) or (ii) "accredited investors" (as defined in Regulation D under the Act) by means of definitive documentation and related subscription materials. In the event of any such offering, the information herein will be superseded in its entirety by any such definitive documentation. Any decision to invest in any such securities should be made solely in reliance upon such definitive documentation and will be subject to the terms and conditions contained therein. Potential investors should note that the offer or sale of securities or related transactions may be restricted by applicable law, and potential investors are required to inform themselves as to and to comply with such legal restrictions. This document should not be interpreted as containing any legal, tax, accounting or investment advice. Prospective investors in any offering should seek advice from an independent legal, tax and/or financial advisor based on their particular situations. This document should not be interpreted as containing any legal, tax, accounting or investment advice. Prospective investors in any offering should seek advice from an independent legal, tax and/or financial advisor based on their particular situations.

FORWARD LOOKING STATEMENTS

This document contains certain "forward-looking statements," which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and Rule 3b-6 of the Securities Exchange Act of 1934. Expressions of future goals and similar expressions reflecting something other than historical fact are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. These forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from those currently anticipated. Factors that could cause or contribute to such differences include, without limitation, market acceptance of products, services, and technologies, competitive factors, financial market conditions, our ability to continue to secure adequate sources of financing, and certain other risk factors. We undertake no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this Executive Summary. Financial projections and other projections and estimates set forth in this document also contain, or are otherwise based on forward-looking information, which may not prove accurate. Such forward-looking statements pertain to events, conditions, and trends that may affect our future plan of operations, business strategy, operating results, and financial position, and are based upon assumptions made by GrovX LLC's management team, which may not be accurate. These forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties and that GrovX LLC's actual results may differ materially from those included within such forward-looking statements.

CONFIDENTIAL

This document contains confidential information that is proprietary to Anthizo Holdings, Inc. The deck is not to be read by the recipient nor disseminated beyond the recipient without the express understanding and agreement that all information contained herein is confidential and the recipient and any subsequent recipient will treat it as confidential and proprietary to Anthizo Holdings, Inc. By further reading this confidential document the reader agrees that he or she will not, directly or indirectly, disclose or permit their agents, representatives, employees, officers, directors or affiliates to disclose any of the information contained herein and they will use this confidential document and any related information only to further evaluate a potential investment in Anthizo Holdings, Inc. and for no other purpose. The recipient further agrees not to pass on or provide copies of this document to any other person or party without the express written consent of Anthizo Holdings, Inc.

25

JINJOO

OFFERING STATEMENT

200 Shares of Class C Common Stock at $50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,200
Maximum Amount	21,400	$1,070,000	$984,400

진주
JINJOO

Thank You

✉ kevin@anthizo.com

📱 917 558 3796

진주
JINJOO

26

JINJOO

OFFERING STATEMENT

200 Shares of Class C Common Stock at $50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,200
Maximum Amount	21,400	$1,070,000	$984,400

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8.   Discuss the material factors that make an investment in the issuer speculative or risky:

Jinjoo Cosmetics, Inc. is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking).

Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the company:

- negative publicity; or
- manufacturing delays.

We may fail if our Crowdfunding for early stage companies is relatively new. Crowdfunding (defined as online offerings of the securities of early stage companies to retail investors) is a relatively new industry that has only started to develop with the SEC's adoption of Regulation A+ in June 2015 and Regulation Crowdfunding on May 16, 2016. Early stage companies may be slow to adopt crowdfunding as a method of capital formation, which would mean fewer deals for investors to choose from and less research for us to prepare. Alternatively, investors may be slow to adopt crowdfunding as a viable investment substitute, which would mean fewer early stage companies raising money and a smaller potential customer base. As a result, a risk exists that we acquire fewer customers or acquire customers at a slower pace than we anticipate.

• **Will there be sufficient market for our products and at what price point?** We will only succeed if there is sufficient demand as indicated by our independent research. Subscribers understand that this is a new brand being launched in the market with competition that exists.

JINJOO

OFFERING STATEMENT

200 Shares of Class C Common Stock at $50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,200
Maximum Amount	21,400	$1,070,000	$984,400

• **This is a brand-new company.** We were formed in 2020, have only recently launched our website, and have no revenues. If you are investing in this company, it's because you believe in the idea and the market opportunity, the quality of the team, and the direction of the business to date.

• **We compete with other companies.** A number of competitors exist in the skin care marketplace. The current products are developed and tested, but have not been sold to customers to date. Currently, no identified competitors exist that are providing this Patented technology combining CBD and is promoting K-beauty on the market that Jinjoo Cosmetics have been able to find in research of the American market. As this K-beauty and CBD becomes more popular other companies may try to directly compete with us, as limited barriers to entry exist at this point.

• **We depend on a small management team.** We depend on the skill and experience of Kevin Shin, Julie Einiger, and Marja Vongerichten. Each has a different skill set. Julie and Marja are currently working for the company full-time. Kevin has responsibilities to other companies and is not currently a paid employee. If Regulation Crowdfunding is adopted quickly as a viable way to raise money and demand for our product is high, our ability to raise sufficient capital may have an impact on our ability to attract and hire the right talent.

• **We are controlled by our officers and directors.** Our officers and directors currently hold all of our voting stock, and at the conclusion of this offering will continue to hold a majority of the company's common stock. Investors in this offering will not have the ability to control a vote by the stockholders or the board of directors.

• **The company will need to raise additional money in the future.** We might not sell enough securities in this offering to meet our operating needs and fulfill our plans, in which case we will cease operating and you will lose your investment. Even if we raise everything at or above our targeted funds, it is likely that we will need to raise additional funds in the future. The ability to raise funds will always be a risk until we achieve sustainable profitability, which we currently cannot predict. Even if we do successfully raise more funds after this offering, the terms of that offering could result in a reduction in value of your investment in the company, as later stage investors may get more favorable terms.

• **It is difficult for us to accurately predict our earnings potential**. Because of our short operating history, it is more difficult to accurately assess growth rate and earnings potential. It is possible that our company will face many difficulties typical for early stage companies.

• **It is difficult for us to accurately predict our earnings potential.** Because of our short operating history, it is more difficult to accurately assess growth rate and earnings potential. It is possible that our company will face many difficulties typical for early stage companies.

General Risks Associated with an Early Stage Company

As a new company we have a limited operating history. The Company was organized on June 2020. We have a limited operating history upon which you may evaluate our business and prospects. We are in the early stages of our business and have not yet commenced full-scale operations. Accordingly, we are in the initial build out phase for manufacturing, and our activities to date have involved research and development, business planning, market testing and efforts to raise startup capital. Our business and prospects must be considered in light of the risk, expense and difficulties frequently encountered by pre-revenue companies in early stages of development, particularly companies

JINJOO

OFFERING STATEMENT

200 Shares of Class C Common Stock at $50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,200
Maximum Amount	21,400	$1,070,000	$984,400

in highly competitive and evolving markets. If we are unable to effectively allocate our resources, manufacture our products, generate sales, or obtain and grow our customer base, our business operating results and financial condition would be adversely affected and we may be unable to execute our business plan, and our business could fail. Investors could therefore be at risk of losing their investment.

We expect losses in the foreseeable future. Excluding the effect of any future non-operating gains, we expect to incur losses for the foreseeable future and, if we ever generate revenues, or have profits, we may not be able to sustain them. Our expenses will increase as we build an infrastructure to implement our business model. For example, we may hire additional employees, expand distribution, and lease more space for our corporate offices. In addition, we plan to significantly increase our operating expenses to:
● fully develop and hire marketing and sales professionals.
● acquire customers.
● explore opportunities and alliances with other companies; and
● facilitate business arrangements.

Our success is dependent on our key personnel. We believe that our success will depend on the continued employment of our senior management and key personnel. If one or more members of our senior management were unable or unwilling to continue in their present positions, our business and operations could be disrupted and this could put the overall business at risk, and therefore investors could be at risk of losing their investments.

Projections are speculative and are based upon a number of assumptions. Any projected financial results prepared by or on behalf of the Company have not been independently reviewed, analyzed, or otherwise passed upon. Such "forward-looking" statements are based on various assumptions, which assumptions may prove to be incorrect. Such assumptions include, but are not limited to (i) the future status of local, regional and international economies, (ii) anticipated demand for our products, (iii) anticipated costs associated with the development, marketing, sales and distribution of our products, and (iv) anticipated procurement and retention of a customer base. Accordingly, there can be no assurance that such projections, assumptions, and statements will accurately predict future events or actual performance. Any projections of cash flow should be considered speculative and are qualified in their entirety by the assumptions, information and risks disclosed in this Memorandum. Investors are advised to consult with their own independent tax and business advisors concerning the validity and reasonableness of the factual, accounting and tax assumptions. No representations or warranties whatsoever are made by the Company, its affiliates or any other person or entity as to the future profitability of the Company or the results of making an investment in the Shares. If our future projections end up being significantly different than currently projected, our business could be greatly impacted. Our business therefore may not be able to sustain itself without the projected future revenues. The business could be at risk of closing, and investors may therefore be at risk of losing their investments.

We may not effectively manage growth. The anticipated growth of the Company's business will result in a corresponding growth in the demands on the Company's management and its operating infrastructure and internal controls. While we are planning for managed growth, any future growth may strain resources and operational, financial, human and management information systems, which may not be adequate to support the Company's operations and will require the Company to develop further management systems and procedures. There can be no guarantee that the Company will be able to develop such systems or procedures effectively on a timely basis. The failure to do so could have a material adverse effect upon the Company's business, operating results and financial condition. Investors could therefore be at risk of losing their investments if growth is not managed effectively.

JINJOO

OFFERING STATEMENT

200 Shares of Class C Common Stock at $50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,200
Maximum Amount	21,400	$1,070,000	$984,400

Our efficiency may be limited while our current employees and future employees are being integrated into our operations. In addition, we may be unable to find and hire additional qualified management and professional personnel to help lead us. There is competition for qualified personnel in the area of the Company's activities, and there can be no assurance that the Company will be able to attract and retain qualified personnel necessary for the development of our business. If this business cannot effectively hire employees to help the company grow, the business could be at risk overall of not succeeding, and investors therefore may be at risk of losing their investment.

We expect our expenses to grow as the Company grows. Our expenses will increase as we build infrastructure to implement our business plan. For example, we may hire additional employees, expand our product offerings, and lease more space for distribution and sales offices. This poses a risk to the financial forecasts and current financial model of the Company.

The Company may not reach its sales goals. The Company has forecasted its capitalization requirements based on sales goals and cost containment measures; any reduction to these forecasts could make it difficult for the company to achieve its projected growth, which would affect available cash and working capital, ultimately affecting the Company's financial condition. This could put the investor at risk of losing their investment.

The Company may require additional financing to support working capital needs. The Company may need to explore additional financing transactions that management determines are in the best interest of the Company, including, without limitation, commercial debt transactions, private offerings of debt or equity securities, a rights offering, and other strategic alternatives. Such additional financing may not be available to the Company, or, if available, the Company may be unable to undertake such additional financing on terms that are advantageous to the Company. If the Company fails to raise additional capital in such an offering, or through other fund raising efforts, such a failure could have a material adverse effect on the Company, and investors in this Offering could be at greater risk of losing their investments due to the inability of the business to proceed with enough working capital to effectively run the Company.

If the Company incurs commercial debt, there may be risks associated with such borrowing. If the Company incurs commercial indebtedness, a portion of its cash flow will have to be dedicated to the payment of principal and interest on such indebtedness. Typical loan agreements also might contain restrictive covenants, which may impair the Company's operating flexibility. Such loan agreements would also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights of shareholders of the Company. A judgment creditor would have the right to foreclose on any of the Company's assets resulting in a material adverse effect on the Company's business, operating results or financial condition.

Many of our competitors have greater brand recognition and greater financial, marketing and other resources. Many of our competitors have greater brand recognition, and greater financial, marketing, and other resources than the Company. This may place us at a disadvantage in responding to our competitors' pricing strategies, technological advances, advertising campaigns, strategic alliances and other initiatives. Consequently, such competitors may be in a better position than the Company to take advantage of customer acquisition and business opportunities, and devote greater resources to marketing and sale of their product offerings. There cannot be any certainty that the Company

JINJOO

OFFERING STATEMENT

200 Shares of Class C Common Stock at $50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,200
Maximum Amount	21,400	$1,070,000	$984,400

will be able to compete successfully. If the Company cannot break through and compete successfully, investors may be at risk of losing their investment.

Management has broad discretion as to the use of proceeds. The net proceeds from this Offering will be used for the purposes described under "USE OF PROCEEDS." The Company reserves the right to use the funds obtained from this Offering and the Debt Offering for other similar purposes not presently contemplated, which it deems to be in the best interests of the Company in order to address changed circumstances or opportunities. This poses a risk to an investor should they be relying on current use of proceed forecasts for the investment as business conditions may require a change of the use of these funds.

Management has voting control of the Company. Management of the Company presently holds a majority of the issued and outstanding voting common stock in the Company. Due to their stock ownership and positions with the Company, the current officers will be in a position to continue to control the affairs and management of the Company after the Offering. Investors must rely entirely on our management to govern the affairs of the Company.

There may be unanticipated obstacles to the execution of the Company's business plan. The Company's business plans may change significantly. Our business plan is capital intensive. We believe that our chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of our principals and advisors. Our management reserves the right to make significant modifications to its stated strategies depending on future events. Investors must be prepared for these potential modifications to stated strategies and understand the inherent risk to their investment that these modifications could pose.

Business may not grow as planned. The Company's ability to penetrate and expand markets for its products is dependent on its ability to maintain successful relationships with distributors and retailers. The Company's product will represent a small portion of any one of the distributors and retailers product line and the Company will be limited in its ability to incentivize and motivate distributors and retailers to manage and sell the Company's product vs. the potential resources of competitors. Beyond the Company's limited financial means to incentivize distributors and retailers, other external factors such as the level of demand, product pricing and production levels will affect the level of distribution. All of these factors with play a key role in the success of the Company, and if the business does not grow as planned, investors could be at risk of losing their investment due to the potential unsuccessful nature of the Company.

Risks Associated with the Business of the Company

You can lose 100% of your investment. Many small business startups like the Company fail. Real estate is a risky venture and it may fail to achieve its goals or carry out its business plans. Each investor bears the risk of losing all or part of his/her/its investment.

Failure to adapt to technological changes may render our technology obsolete or decrease the attractiveness of our solutions to our customers. Although we believe our current technology and processes will be suitable for operations well into the foreseeable future, if new industry standards and practices emerge, or if competitors introduce new solutions embodying new services or technologies, our technology and processes may become obsolete. Our future success will depend in part on our ability to:
- fully develop and launch new product offerings;

JINJOO

OFFERING STATEMENT

200 Shares of Class C Common Stock at $50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,200
Maximum Amount	21,400	$1,070,000	$984,400

- develop and potentially create products that is in-line with the expectations of prospective customers; and
- respond to changes in industry standards and practices on a cost-effective and timely basis.

We must continue to enhance the formulations and functionality of our technology and product offerings. The effective performance, reliability and feedback of our product offerings are critical to our reputation and our ability to attract and retain users and customers. If we do not continue to make investments in product development and, as a result, or due to other reasons, fail to attract new and retain existing customers and investors, this could significantly decrease the value of our products and services to all customers and stakeholders. There can be no assurance that we will be successful in developing, marketing and selling new products and services that meet changing demands, that we will not experience difficulties that could delay or prevent the successful development, introduction, and marketing of these products, or that any new products and their enhancements will adequately meet the demands of the marketplace and achieve market acceptance.

We operate in intensely competitive and dynamic industries, and our ability to successfully compete and continue to grow our business depends on our ability to respond quickly to market changes and changing trends and to bring competitive new products to market in a timely fashion. The skin care industry is intensely competitive, dynamically evolving and expanding. We cannot guarantee that we will be able to introduce new products on schedule, or at all, nor can we guarantee that such products will achieve market acceptance. Moreover, we cannot guarantee that errors will not be found in our new products before or after commercial release, which could result in solution or product delivery redevelopment costs, harm to our reputation, lost sales, license terminations or renegotiations, product liability claims, diversion of resources to remedy errors and loss of, or delay in, market acceptance.

Other economic and public health conditions in the markets in which we operate, including rising commodity and fuel prices, higher labor costs, increased transportation costs, natural disasters, terrorist attacks, outbreaks of public health pandemics or other diseases, or third party conduct could negatively impact our business. Various economic and public health conditions can have a significant negative impact on our business. Significant increases in the costs of other products, which are required by consumers, such as gasoline, home heating fuels, or groceries, may reduce discretionary spending by our target market, which would negatively impact our business. Economic conditions may also be negatively impacted by terrorist attacks, wars and other conflicts, increases in critical commodity prices, or the prospect of such events. Such a weakened economic and business climate, as well as consumer uncertainty created by such a climate, could harm our revenues and profitability.

In addition to experiencing potentially lower or no revenues from our products during times of economic difficulty, in an effort to maintain sales during such times we may need to reduce the price of our products, increase our promotional spending, or take other steps to encourage consumer purchases of our products. Those steps may lower our net revenues, if any, decrease our operating margins, increase our costs and/or lower our profitability, to the extent it is ever achieved.

Operational risks. Supply chain matters are not entirely controllable. First, ingredient vendors could fail to supply key ingredients in a timely manner, with sufficient levels of quality, or at a scalable price. Second, manufacturers could fail to deliver finished goods in a timely manner or with sufficient levels of quality. If any of our third party vendors or suppliers were to change product offerings, cease actively supporting our ingredients or packaging, significantly increase prices, suffer significant capacity constraints or suffer significant disruptions, we would need to

JINJOO

OFFERING STATEMENT

200 Shares of Class C Common Stock at $50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,200
Maximum Amount	21,400	$1,070,000	$984,400

seek alternative suppliers and incur additional internal or external development costs to ensure continued performance and effectiveness of our products. In addition, interruption in the production of our solutions, products and services as a result of changes in third party suppliers could adversely affect our commitments to customers, future sales of solutions, products and services, and negatively affect our revenue and operating earnings.

Team risks. Our core strategic team is small, consisting of multiple co-founders, but our key activities (e.g., R&D and operations) are presently outsourced to third parties, though closely managed. The two co-founders have developed a collegial and effective working relationship through multiple years of working together. To mitigate team risk, we will seek to internalize key activities as a direct result of additional financing.

Financial risks. The mobile accessories market is subject to macroeconomic pressures. In an economic down-turn, accessories may be considered a discretionary purchase, which could decrease demand. Moreover, as a small entity with limited resources, we are very susceptible to market forces, and we may encounter downstream financing difficulties that could threaten solvency. Additionally, the business may not achieve sufficient scale or profitability to realize a liquidity event through IPO or acquisition, which could limit or prevent a return on investment for our investors.

General economic conditions, including a prolonged weakness in the economy, may affect consumer purchases, which could adversely affect our sales. Our results of operations are dependent on a number of factors impacting consumer spending, including general economic and business conditions; consumer confidence; wages and employment levels; the housing market; consumer debt levels; availability of consumer credit; credit and interest rates; fuel and energy costs; energy shortages; taxes; general political conditions, both domestic and abroad; and the level of customer traffic within department stores, malls and other shopping and selling environments. Consumer product purchases, including purchases of our products, may decline during recessionary periods. A prolonged downturn or an uncertain outlook in the economy may materially adversely affect our business, revenues and profits.

Risks Associated with an Investment in Securities Best efforts offering. This Offering is being made on a "best efforts" basis with no minimum number of Shares required to be sold. As subscriptions are accepted (and any required rescission periods expire), the subscription funds will be available for use by the Company immediately for its intended use of proceeds. Subscriptions are irrevocable (after expiration of any rescission period) and subscribers will not have the opportunity to have their funds returned notwithstanding any future lack of success in recruiting other investors. Accordingly, initial subscribers will necessarily have a greater degree of risk. The Company has not engaged the services of an underwriter with respect to the Offering, and there is no guarantee that any number of Shares are sold and proceeds will be realized by the Company.

There is no minimum capitalization for this offering and investors' subscription funds will be used by us as soon as they are received. There is no minimum capitalization required in this Offering. There is no assurance that all or a significant number of Shares may be sold in this Offering. We will use investors' subscription funds as soon as they are received. If only small portions of the Shares are placed, then we may not have sufficient capital to operate. There is no assurance that we could obtain additional financing or capital from any source, or that such financing or capital would be available to us on terms acceptable to us. Under such circumstances, the project would need to be scaled down, and would have a material adverse effect on our business.

JINJOO

OFFERING STATEMENT

200 Shares of Class C Common Stock at $50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,200
Maximum Amount	21,400	$1,070,000	$984,400

Shares are not guaranteed and could become worthless. The Shares are not guaranteed or insured by any government agency or by any private party. The amount of earnings is not guaranteed and can vary with market conditions. The return of all or any portion of capital invested in the Shares is not guaranteed, and the Shares could become worthless.

Future capital needs; Dilution. The Company believes that the net proceeds of the Offering of the Shares will be sufficient to fund the implementation of the Company's business plan, operations and growth for the launch of the current Jinjoo product lines if all 2140 Shares offered hereby and that the revenue forecasts for the first 12 months are substantially achieved. Nevertheless, in the event that additional capital is required, no assurance can be given that additional financing will be available at all or on terms favorable to the Company. If adequate funds were not available to satisfy either short or long term capital requirements, the Company may be unable to continue in business, with a resulting loss of all or part of investments made by the Company's investors. Moreover, if additional equity securities are issued in connection with future financings, the ownership percentages of then shareholders could be diluted. Dilution of ownership percentages may also occur as a result of equity securities issued pursuant to possible sales or grants to existing shareholders, officers, managers, consultants, advisors, and/or employees.

We are relying on certain exemptions from registration. The Shares are being offered for sale in reliance upon certain exemptions from the registration requirements of the Securities Act and applicable state securities laws. If the sale of the Shares were to fail to qualify for these exemptions, purchasers may seek rescission of their purchases of the Shares. If a number of purchasers were to obtain rescission, the Company would face significant financial demands, which could adversely affect the Company as a whole, as well as any non-rescinding purchasers.

The Shares are restricted securities and a market for such securities may never develop. Investors should be aware of the potentially long-term nature of their investment. Each purchaser of Shares will be required to represent that it is purchasing such securities for its own account for investment purposes and not with a view to resale or distribution. Purchasers may be required to bear the economic risks of the investment for an indefinite period of time. The Company has neither registered the Shares, nor any other securities under the Securities Act. Consequently, shareholders may not be able to sell or transfer their securities under applicable federal and state securities laws. Moreover, there is no public market for the Company's securities, such a market is not likely to develop prior to a registration undertaken by the Company for the public offering of its securities for its own account or the account of others, and there can be no assurance that the Company will ever have such a public offering of its securities. Ultimately, each investor's risk with respect to this Offering includes the potential for a complete loss of his or her investment.

We may be required to register under the Securities Exchange Act. The Company will be required to conform to the rules and regulations promulgated under the various federal and state securities laws applicable to the conduct of its business. Management does not believe that the Company's activities, as presently contemplated, will require registration or qualification of the Company with any federal or state agency.

Although the Company does not intend to be required to register its securities under the Securities Exchange Act of 1934, as amended, it is possible that the Securities and Exchange Commission (the "SEC") may require the Company to so register. For example, under Section 12(g)(1) of the Securities Exchange Act (as amended by the JOBS Act of 2012), private companies with over 2,000 shareholders and over $10,000,000 in assets, may be required to register

FP: truCrowd

JINJOO

Jinjoo Cosmetics, Inc.
64 E Clinton Ave, Tenafly,
NJ 07670
(917) 558-3796

OFFERING STATEMENT

200 Shares of Class C Common Stock at $50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,200
Maximum Amount	21,400	$1,070,000	$984,400

with the SEC within 120 days after their fiscal year end. Such registration would increase the operational expenses of the Company and would restrict its activities, thereby possibly having an adverse effect on its business.

The Sarbanes-Oxley Act of 2002 could, should the Company take such action, make the Company's entrance into the public market difficult and expensive. In the wake of well-publicized corporate scandals associated with Enron and WorldCom involving management self-dealing and accounting fraud, in July 2002, President Bush signed into law the Sarbanes-Oxley Act of 2002. The Sarbanes-Oxley Act—the most far reaching legislation affecting the federal securities laws since they were created in the 1930's—impacts everything from the role of auditors to public reporting of stock trades by management, from committee independence to reporting of off-balance sheet transactions, and from officer loans to employee whistle-blowing. Public and registered companies are facing dramatic changes in disclosure and corporate governance requirements under the Sarbanes-Oxley Act, and under new and proposed rules from the SEC, NASDAQ and the NYSE. While these new rules and regulations do not generally cover private companies, their influence on private companies is being felt in the following ways:
● A private company will become subject to the Sarbanes-Oxley Act upon filing a registration
statement with the SEC in anticipation of an IPO.
● The Sarbanes-Oxley Act may result in increased scrutiny of a private company being considered for acquisition by a public company.
● In order to conduct an IPO, a private company would need to evaluate its organization against the requirements of the Sarbanes-Oxley Act and develop a compliance program.
● Full compliance with the Sarbanes-Oxley Act – which can be time-consuming and expensive –
can significantly slow the efforts of private companies such as the Company that may seek to
enter the public markets.

The Offering price is arbitrary. The price of the Shares offered has been arbitrarily established by the Company, without considering such matters as the state of the Company's business development and the general condition of the industry in which it operates. The price of the Shares bears little relationship to the assets, net worth, or any other objective criteria of value applicable to the Company.

Additional unforeseen risks. In addition to the risks described in this section, "RISK FACTORS," and elsewhere in this Memorandum, other risks not presently foreseeable could negatively impact our business, could disrupt our operations and could cause the Company to fail. Ultimately, each investor in the Shares bears the risk of a complete and total loss of his/her/its investment.

Key Employees do not have Employment Agreements. As of the date of this Offering Statement, none of the executive management are under employment contracts. It is anticipated that upon completion of this offering key personnel will enter into employment contracts with the Company. Members of the executive management team will take draws, from time to time, and executives will become salaried once the Company has raised sufficient capital.

This private placement of Shares is being made in reliance on an exemption from registration requirements and there is no guarantee that we will comply with the regulatory requirements for such exemption. This offering has not been registered under applicable Federal or state securities law in reliance on certain exemptions from registration requirements that we believe are available to us for this offering. The Shares are being offered in reliance on an exemption from the registration provisions of the Securities Act and state securities laws applicable to offers and sales to investors meeting the investor suitability requirements set forth in this Offering Statement.

JINJOO

OFFERING STATEMENT

200 Shares of Class C Common Stock at $50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,200
Maximum Amount	21,400	$1,070,000	$984,400

However, there is no assurance that this offering will qualify for any such exemptions due to, among other things, the adequacy of disclosure and the manner of distribution, or the existence of similar offerings we have conducted in the past or may conduct in the future. If the availability of these exemptions is challenged, our capital could be adversely affected. If the Company should fail to comply with the requirements of any such exemption, investors may have the right to rescind their purchases of Shares. This might also occur under the applicable state securities or "Blue Sky" laws and regulations in states where the Shares will be offered without registration or qualification pursuant to a private offering or other exemption. If a sufficient number of investors were successful in seeking rescission, the Company would face severe financial demands that would adversely affect the Company as a whole and also the investment in the Shares by the remaining investors.

There is no public market for the Shares and you will have to hold your Shares indefinitely, subject only to a private sale to a qualified counterparty that is exempt from registration, or a registration of your common shares, or a sale of the business. Currently, there is no public or other trading market for the Shares, and there can be no assurance that Jinjoo Cosmetics, Inc. will be able to facilitate a private sale of your Shares or that any other market will develop. Thus, there can be no assurance that you will be able to liquidate your investment in case of an emergency or if you otherwise desire to do so. Investment in the Shares is of a long-term nature. Accordingly, purchasers of Shares will bear the economic risk of investment for an indefinite period of time.

Our Shareholders' Agreement imposes significant restrictions on transfer of Shares. Investors that purchase Shares in this Offering will be required to become bound by our Shareholders' Agreement. A copy of the Shareholders' Agreement is available upon request from the Company. The Shares may be transferred only if certain legal requirements as well as requirements imposed by our Shareholders' Agreement are satisfied and only with our consent. The Shareholders' Agreement imposes certain requirements and restrictions on the ability of a shareholder to sell or transfer the Shares. Among other requirements, in most circumstances, the shareholder must first offer the Shares to the Company and then the other shareholders before the shareholder may transfer the Shares to a third party. Certificates representing the Shares will also bear a legend indicating that the Shares are subject to the restrictions on transfer imposed by the Shareholders' Agreement.

Shares are subordinate equity interests. The Shares purchased in this offering will constitute equity interests, which will be subordinate to all of our future indebtedness with respect to claims on our assets. In any liquidation, all of our debts and liabilities must be paid before any payment is made to the holders of our Shares.

The shares are unlikely to be able to be pledged as collateral. The Shares will not usually be acceptable as collateral for loans. The Shareholders may not receive cash or other liquid consideration sufficient to pay taxes resulting from such a disposition. Furthermore, absent a public market, Shares generally cannot be sold for an amount based on their economic value as determined by the fair market value of the underlying property. The Shares have not been registered under federal or state securities laws, and we do not plan on, and are under no obligation to provide for, a registration of the Shares in the future. In addition, any transfer of the Shares or an interest therein must satisfy the requirements set forth in various Company agreements with shareholders that restrict the ability to transfer Shares.

You will not have the benefit of review of this Offering Statement by the SEC or any other agency. Since this offering is an exempt offering of securities and, as such, is not registered under federal or state securities laws, you will not have the benefit of review of this Offering Statement by the SEC or any state securities commission. The

JINJOO

OFFERING STATEMENT

200 Shares of Class C Common Stock at $50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	**200**	**$10,000**	**$9,200**
Maximum Amount	**21,400**	**$1,070,000**	**$984,400**

terms and conditions of this Offering may not comply with the guidelines and regulations established for offerings that are registered and qualified with those agencies.

Disclosure

Investment in the securities of smaller companies can involve greater risk than is generally associated with investment in larger, more established companies. All investments can result in significant or total loss of your loan and/or investment.

We cannot guarantee success, return on investment, or repayment of loans.

Management has broad discretion as to the use of proceeds. The net proceeds from this Securities Offering will be used for the purposes described under "USE OF PROCEEDS." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated, which it deems to be in the best interests of the Company in order to address changed circumstances or opportunities. This poses a risk to an investor should they be relying on current use of proceeds forecasts for the investment as business conditions may require a change of the use of these funds.

Public health epidemics or outbreaks could adversely impact our business. In December 2019, a novel strain of coronavirus (COVID-19) emerged in Wuhan, Hubei Province, China. While initially the outbreak was largely concentrated in China and caused significant disruptions to its economy, it has now spread to several other countries and infections have been reported globally. The extent to which the coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others. In particular, the continued spread of the coronavirus globally could adversely impact our operations, and could have an adverse impact on our business and our financial results.

If we make mistakes or have unforeseen things happen to us, our suppliers or the world, we can make little or no profit and can be driven out of business.

THE BOTTOM LINE:
Investment in the securities of smaller companies can involve greater risk than is generally associated with investment in larger, more established companies. All investments can result in significant or total loss of your loan and/or investment. If we do well, the stock should do well also, yet life offers no guarantees and neither can we. If we make mistakes or have unforeseen things happen to us, our suppliers or the world, we can make little or no profit and can be driven out of business. We cannot guarantee success, return on investment, or repayment of loans.

Please only invest what you can afford to lose.

JINJOO

OFFERING STATEMENT

200 Shares of Class C Common Stock at $50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,200
Maximum Amount	21,400	$1,070,000	$984,400

THE OFFERING

9. What is the purpose of this offering?

Raise capital for share purchase of KPT and marketing salaries and shipping of goods for sale.

10. How does the issuer intend to use the proceeds of this offering?

	If Target Offering Amount Sold	If Maximum Offering Amount Sold
Total Proceeds	**$10,000.00**	**$1,070,000.00**
Less: Offering Expenses	$800.00	$85,600.00
Net Proceeds	**$9,200.00**	**$984,400.00**
Use of Net Proceeds		
KPT Share purchase	$0.00	$500,000.00
Marketing	$7,200.00	$200,000.00
Salaries	$0.00	$100,000.00
Product Purchase	$2,000.00	$100,000.00
Professional Services		$84,400.00
Total Use of Net Proceeds	**$9,200.00**	**$984,400.00**

11. How will the issuer complete the transaction and deliver securities to the investors?

The Company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this Offering of $10,000. After the Minimum Offering Proceeds, have been reached, and the company decides to close the offerings, the company will engage a Stock Transfer Agent to transfer the Securities to the newly acquired security holders.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

JINJOO

OFFERING STATEMENT

200 Shares of Class C Common Stock at $50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,200
Maximum Amount	21,400	$1,070,000	$984,400

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13.   Describe the terms of the securities being offered.

a. Type - Common Stock
b. Terms - Common stock will be issued. Before dividend distribution begins principal payback for shareholders plus 3% per annum on balance.

14.   Do the securities offered have voting rights? ☐ Yes ☑ No

15.   Are there any limitations on any voting or other rights identified above? ☐ Yes ☑ No Explain:

16.   How may the terms of the securities being offered be modified?

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

(1)   to the issuer;
(2)   to an accredited investor;
(3)   as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

JINJOO

OFFERING STATEMENT

200 Shares of Class C Common Stock at $50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,200
Maximum Amount	21,400	$1,070,000	$984,400

Description of Issuer's Securities

17.   What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights			Other Rights		
Common Stock:								
Class A	5500	5500	Yes ☑	No		Yes ☑	No	
						Specify: Drag Along Rights Waivers		
Class B	4500	4500	Yes ☑	No		Yes	No	
						Specify:		
Class C	10000	0	Yes	No		Yes	No	
						Specify:		

18.   How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

        None

19.   Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes ☑ No

Explain:

20.   How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

        None

21.   How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

        The valuation of the company has been performed based on the issuers' qualitative and financial information, including but not limited to: 1. the quality, size and experience of the management team; 2.- the market of reference and business model; 3. the product/service and customers' feedback; 4. - the presence of strategic partnerships as well as external investors; 5. - the presence of relevant IP and/or legal risks; 6. - the current financial performance of the company; 7. - the projected financial performance of the company.

        This information is combined with market-industry data, provided by a comprehensive valuation software, to come up with a comprehensive valuation estimate based on 5 different valuation models, 2 based on a qualitative assessment (named Scorecard and Check-List) and 3 based

JINJOO

OFFERING STATEMENT

200 Shares of Class C Common Stock at $50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,200
Maximum Amount	21,400	$1,070,000	$984,400

financial projections (namely: VC method, Discounted Cash Flows with Multiples, and Discounted Cash Flows with Long-Term Growth).

These methods are combined in a weighted average that applies the weights (see above image) according to the stage of development of the company (assessed by the valuation software), giving more emphasis on the 2 qualitative methods for early-stage businesses, and vice versa.



Low Bound	Pre-money valuation	High Bound
$ 6,090,000	$ 7,959,842	$ 9,830,000

5 Valuation Methods

$ 4,873,289	$ 3,776,000	$ 8,791,518	$ 11,954,597	$ 27,686,418
Scorecard	Checklist	Venture Capital	DCF with LTG	DCF with Multiples

Method weights

34%	34%	12%	10%	10%

The weights for the above mentioned valuation methods are: Scorecard (34%), Check-list (34%), Venture Capital (12%), DCF- Long Term Growth (10%), and DCF with Multiples (10%).

The full valuation report (17 pages) is part of this offering and is to be found in the Offering's Documents Section.

The valuation was calculated at a pre money range of **$6M - 9.8M.**

The company has elected to go on the conservative side of that range for a valuation of $6,000,000.

22.   What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The right to demand current distributions from an operating business is limited. A majority owner, if she is committed to avoiding any distributions to a minority owner, can usually avoid making any

JINJOO

OFFERING STATEMENT

200 Shares of Class C Common Stock at $50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,200
Maximum Amount	21,400	$1,070,000	$984,400

distributions of profits. By establishing generous reserves for future expenses, paying a salary to herself or her relatives at the high range of what is reasonable, pre-paying expenses, investing in new business or new equipment, leasing expensive cars, etc., a majority owner can spend enough that there are rarely any profits to be distributed. So long as the expenses are not grossly unreasonable, the investor, probably, won't be able to force the company to allow you to share in any of the current income of the company.

No right to participate in any management decisions of the company. The majority owner may make a decision that the investor think is bad and puts your interest in the company at risk. The investor may see the majority owner running the company into the ground. The investor can try to convince him that it is the wrong decision, but he doesn't have to take your calls.

The investor has limited rights, if any, to have your interest bought out. You may want to cash out your interest and do other things with the money. State law may give you the right to force the company to buy you out, but these rights are limited.

While the investor would be entitled to a share of any profits on sale of the entire business, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

23.   What are the risks to purchasers associated with corporate actions including:

- **Additional issuances of securities:**
  Following the investor's investment in the Company, the Company may sell interest to additional investors, which will dilute the percentage interest of the investor is the Company. The Investor might have the opportunity to increase its investment in the Company in such transaction, but such opportunity cannot be assured. The amount of additional capital needed by the Company, if any, will depend upon the maturity and the objectives of the Company.

- **Issuer repurchases of securities:**
  The company may have the authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests help by other similarly situated investors to the Investor, and create pressure on the investor to sell its securities to the Company concurrently.

- **A sale of the issuer or of assets of the issuer:**
  As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders.

- **Transactions with related parties:**
  The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and the Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring and interest in the company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waives any claim with respect to any liability arising from the existence of any such conflict of interest.

FP: **truCrowd**

JINJOO

Jinjoo Cosmetics, Inc.
64 E Clinton Ave, Tenafly,
NJ 07670
(917) 558-3796

OFFERING STATEMENT

200 Shares of Class C Common Stock at $50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,200
Maximum Amount	21,400	$1,070,000	$984,400

24.   Describe the material terms of any indebtedness of the issuer:

The Company has no material indebtedness at this time.

25.   What other exempt offerings has the issuer conducted within the past three years?

The Company has not conducted any other exempt offerings in the past three years.

26.   Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1)   any director or officer of the issuer;
(2)   any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
(3)   if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
(4)   any immediate family member of any of the foregoing persons.

No to all

FINANCIAL CONDITION OF THE ISSUER

27.   Does the issuer have an operating history?   ☐ Yes ☑ No

28.   Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Financial Condition - Jinjoo Cosmetics is a newly formed corporation that has finished developing their initial offering of three products for sale, a pearl cream, a pearl serum, and face masks. Currently the project has been funded by Rene Shin and Kevin Shin. Jinjoo Labs just started pre-sales for their products looking to push out by late August 2021.

JINJOO

OFFERING STATEMENT

200 Shares of Class C Common Stock at $50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,200
Maximum Amount	21,400	$1,070,000	$984,400

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

REVIEWED FINANCIAL STATEMENTS

Jinjoo Cosmetics, Inc.
For the Period Ended December 31, 2020
With Independent Accountant's Review Report

JINJOO

OFFERING STATEMENT

200 Shares of Class C Common Stock at $50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,200
Maximum Amount	21,400	$1,070,000	$984,400

Jinjoo Cosmetics, Inc.

Financial Statements

Period Ended December 31, 2020

Contents

1

JINJOO

OFFERING STATEMENT

200 Shares of Class C Common Stock at $50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,200
Maximum Amount	21,400	$1,070,000	$984,400

Fiona Hamza, CPA
Email: fhamzacpa@outlook.com
Ph: 502 396 1855

Accounting Services

Independent Accountant's Review Report

The Board of Directors
Jinjoo Cosmetics, Inc.
Tenafly, New Jersey

I have reviewed the accompanying financial statements of Jinjoo Cosmetics, Inc., which comprises of the balance sheet as of December 31, 2020, and the related statements of income, changes in Stockholders' equity, and cash flows from July 16, 2020 ("inception") to December 31, 2020 and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on my reviews, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Fiona Hamza, CPA

Fiona S Hamza

Plano, Texas
June 17, 2021

2

JINJOO

OFFERING STATEMENT

200 Shares of Class C Common Stock at $50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,200
Maximum Amount	21,400	$1,070,000	$984,400

Jinjoo Cosmetics, Inc.

Balance Sheet

	December 31, 2020
Assets	
Current assets:	
Cash and cash equivalents *(note 1)*	$ -
Total current assets	-
Patent	75,000
Amortization	
Deferred tax asset *(note 1)*	-
Total assets	$ 75,000
Liabilities and Stockholders' Equity	
Current liabilities:	
Notes payable shareholder *(note 3)*	173,329
Total current liabilities	173,329
Total long-term liabilities	-
Total liabilities	173,329
Stockholders' equity:	
Class A Common stock, $1 par value, 10,000 shares	
Authorized, 0 issued and outstanding *(note 4)*	-
Paid-in Capital	-
Retained deficit	(98,329)
Total stockholders' equity	(98,329)
Total liabilities and stockholders' equity	$ 75,000

See Independent Accountant's Review Report.

3

JINJOO

OFFERING STATEMENT

200 Shares of Class C Common Stock at $50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,200
Maximum Amount	21,400	$1,070,000	$984,400

Jinjoo Cosmetics, Inc.

Statement of Operations

	Period from July 16, 2020 (Inception) to December 31, 2020
Revenue	$ -
Expenses:	
Legal expense	5,000
Marketing research	5,650
Office	558
Research and development	51,957
Samples	6,507
Travel	21,284
Web design	7,373
Total operating expenses	98,329
Net loss	$ (98,329)

See Independent Accountant's Review Report.

4

JINJOO

OFFERING STATEMENT

200 Shares of Class C Common Stock at $50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,200
Maximum Amount	21,400	$1,070,000	$984,400

Jinjoo Cosmetics, Inc.

Statement of Changes in Stockholders' Equity

	Common Stock- no par value	Paid-in Capital	Retained Deficit	Total Stockholders' Equity
Balance at July 16, 2020 (date of inception)	$ -	$ -	$ -	$ -
Common stock issued	-	-	-	-
Paid-in Capital	-	-	-	-
Net Loss	-	-	(98,329)	(98,329)
Balance at December 31, 2020	$ -	$ -	$ (98,329)	$ (98,329

See Independent Accountant's Review Report.

5

OFFERING STATEMENT

200 Shares of Class C Common Stock at $50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,200
Maximum Amount	21,400	$1,070,000	$984,400

Jinjoo Cosmetics, Inc.

Statement of Cash Flows

	Period from July 16, 2020 (Inception) to December 31, 2020
Operating activities	
Net loss	$ (98,329)
Net cash provided by operating activities	(98,329)
Investing activities	
Patent	(75,000)
Net cash used in investing activities	(75,000)
Financing activities	
Shareholder's loan	173,329
Proceeds from capital contribution	-
Net cash used by financing activities	173,329
Net increase in cash and cash equivalents	-
Cash and cash equivalents at beginning of year	-
Cash and cash equivalents at end of year	$ -

Supplemental disclosures of cash flow information:

Cash paid for interest	$ -
Cash paid for income taxes	$ -

See Independent Accountant's Review Report.

6

OFFERING STATEMENT

200 Shares of Class C Common Stock at $50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,200
Maximum Amount	21,400	$1,070,000	$984,400

Jinjoo Cosmetics, Inc.

Notes to Financial Statements
December 31, 2020

1. Business and Summary of Significant Accounting Policies

Description of Business and Basis of Presentation

Jinjoo Cosmetics, Inc., a development stage entity, was formed on July 16, 2020 ("Inception") in the State of Delaware. The financial statements of Jinjoo Cosmetics, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Tenafly, New Jersey.

JinJoo skin care formulated by scientists in South Korea- world leader in skin care offers CBD infused products that are effective for those who struggle with skin sensitivity, skin dryness, acne, psoriasis, rosacea, and eczema.

JINJOO has worldwide exclusive rights to using the Patented "pearl" delivery technologies for CBD-based anti-aging skin care products. Their Patented "pearl" technology delivers a precise dose of effective anti-aging CBD.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions, such as the FDA. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: public health epidemics or outbreaks, recession, downturn or otherwise, government policies. These adverse conditions could affect the Company's financial condition and the results of its operations.

In addition, more established companies that currently have products on the market and/or in development may succeed in developing and marketing competing equivalent services earlier than us, or superior service than those developed by us. Our patents trademarks, could be unenforceable or ineffective.

During the next 12 months, the Company intends to operate largely with funding from founders, and our Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary.

See Independent Accountant's Review Report.

7

JINJOO

OFFERING STATEMENT

200 Shares of Class C Common Stock at $50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,200
Maximum Amount	21,400	$1,070,000	$984,400

Jinjoo Cosmetics, Inc.

Notes to Financial Statements (continued)
December 31, 2020

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition, and operating results. The balance sheet does not include any adjustments that might result from these uncertainties.

Use of estimates

The preparation of financial statements is in conformity with the accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Accounting Method

The Company's financial statements are prepared using the accrual method of accounting. In accordance with this method of accounting, revenue is recognized in the period in which it is earned and expenses are recognized in the period in which they are incurred. All revenue and expenses that are applicable to future periods are presented as deferred income or prepaid expenses on the accompanying balance sheets.

Recent Accounting Pronouncements

The Company has evaluated Recent Accounting Pronouncements and has determined that all such pronouncements either do not apply or their impact is insignificant to the financial statements.

Deferred Tax Asset

The Company is taxed as Corporation and files income tax returns in the U.S federal jurisdiction and Delaware State Jurisdiction. The tax benefit asset for federal and state taxes is $20,649, which is due to expire in 2040. Due to lack of history, the Company has decided to set up valuation allowance account until they can better estimate the realization date.

Cash and Cash Equivalents

Cash equivalents consist primarily of short-term investments in overnight money market funds.

See Independent Accountant's Review Report

8

JINJOO

OFFERING STATEMENT

200 Shares of Class C Common Stock at $50 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,200
Maximum Amount	21,400	$1,070,000	$984,400

Jinjoo Cosmetics, Inc.

Notes to Financial Statements (continued)
December 31, 2020

Research and Development

Research and development costs are expensed as incurred.

2. Patent

Jinjoo has exclusive licensing agreement to two issued and one pending patents for its skin care products.

3. Common Stock

The relative rights, powers, preferences, qualifications, limitations, and restrictions of the Common Stock, are as follow:

Each share of Class A Common Stock is entitled to one vote.

4. Commitments and Contingencies

As of the date of issuance of financials June 17, 2021, the company has no commitments or contingencies.

5. Subsequent Events

Management has evaluated subsequent events through June 17, 2021, the date on which the financial statements were available to be issued and determined that there have been no events that have occurred that would require adjustments to our disclosures in the reviewed financial statements.

See Independent Accountant's Review Report.

9

JINJOO

OFFERING STATEMENT

200 Shares of Class C Common Stock at $50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,200
Maximum Amount	21,400	$1,070,000	$984,400

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1)   Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

    (i)   in connection with the purchase or sale of any security? ☐ Yes ☑ No

    (ii)   involving the making of any false filing with the Commission? ☐ Yes ☑ No

    (iii)   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
    ☐ Yes ☑ No

(2)   Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

    (i)   in connection with the purchase or sale of any security? ☐ Yes ☑ No

    (ii)   involving the making of any false filing with the Commission? ☐ Yes ☑ No

    (iii)   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
    ☐ Yes ☑ No

(3)   Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

    (i)   at the time of the filing of this offering statement bars the person from:

        (A)   association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

        (B)   engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

        (C)   engaging in savings association or credit union activities? ☐ Yes ☑ No

    (ii)   constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4)   Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

    (i)   suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

    (ii)   places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

FP: truCrowd

JINJOO

Jinjoo Cosmetics, Inc.
64 E Clinton Ave, Tenafly,
NJ 07670
(917) 558-3796

OFFERING STATEMENT

200 Shares of Class C Common Stock at $50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,200
Maximum Amount	21,400	$1,070,000	$984,400

(iii)   bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5)   Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i)   any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

(ii) Section 5 of the Securities Act? ☐ Yes ☑ No

(6)   Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes ☑ No

(7)   Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? ☐ Yes ☑ No

(8)   Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? ☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31.   In addition to the information expressly required to be included in this Form, include:

(1)   any other material information presented to investors; and

(2)   such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

Updating offering to meet new regulations.

If the rules of Regulation Crowdfunding are changed while this offering is live, we may amend the offering to be in line with the new rules. Specifically - on November 2nd 2020, the SEC announced that they voted to expand Regulation Crowdfunding limits from $1.07 million per year to $5 million per year by including Audited

JINJOO

OFFERING STATEMENT

200 Shares of Class C Common Stock at $50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,200
Maximum Amount	21,400	$1,070,000	$984,400

Financials. These rules took effect on March 15th, 2021. We may elect to amend our offering to include Audited Financials and adjust the Offering Maximum to $5,000,000.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than: April 30

(120 days after the end of each fiscal year covered by the report).
Once posted, the annual report may be found on the issuer's website at:www.jinjoolabs.com

The issuer must continue to comply with the ongoing reporting requirements until:

(1)   the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2)   the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
(3)   the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
(4)   the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5)   the issuer liquidates or dissolves its business in accordance with state law.

*   *   *   *   *

PART 240 - GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

9. The authority citation for part 240 continues to read, in part, as follows: Authority: 15 U.S.C. 77c, 77d, 77g, 77j, 77s, 77z-2, 77z-3, 77eee, 77ggg, 77nnn, 77sss,
77ttt, 78c, 78c-3, 78c-5, 78d, 78e, 78f, 78g, 78i, 78j, 78j-1, 78k, 78k-1, 78l, 78m, 78n, 78n-1, 78o, 78o-4, 78o-10, 78p, 78q, 78q-1, 78s, 78u-5, 78w, 78x, 78ll, 78mm, 80a-20, 80a-23, 80a-29, 80a-37, 80b-3, 80b-4, 80b-11, 7201 et. seq., and 8302; 7 U.S.C. 2(c)(2)(E); 12 U.S.C. 5221(e)(3); 18 U.S.C. 1350; and Pub. L. 111-203, 939A, 124 Stat. 1376, (2010), unless otherwise noted.
10.   Add § 240.12g-6 to read as follows:

§   **240.12g-6 Exemption for securities issued pursuant to section 4(a)(6) of the Securities Act of 1933.**

(a) For purposes of determining whether an issuer is required to register a security with the Commission pursuant to Section 12(g)(1) of the Act (15 U.S.C. 78l(g)(1)), the definition of held of record shall not include securities issued pursuant to the offering exemption under section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that:
(1)   Is current in filing its ongoing annual reports required pursuant to § 227.202 of this chapter;
(2)   Has total assets not in excess of $25 million as of the end of its most recently completed fiscal year; and
(3)   Has engaged a transfer agent registered pursuant to Section 17A(c) of the Act to perform the function of a transfer agent with respect to such securities.
(b) An issuer that would be required to register a class of securities under Section 12(g) of the Act as a result of exceeding the asset threshold in paragraph (2) may continue to exclude the relevant securities from the definition of "held of record" for a transition period ending on the penultimate day of the fiscal year two years after the date it became ineligible. The transition period terminates immediately upon the failure of an issuer to timely file any periodic report due pursuant to § 227.202 at which time the issuer must file a registration statement that registers that class of securities under the Act within 120 days

JINJOO

OFFERING STATEMENT

200 Shares of Class C Common Stock at $50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,200
Maximum Amount	21,400	$1,070,000	$984,400

Exhibit A Sample SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY TRUCROWD INC. (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

JINJOO

OFFERING STATEMENT

200 Shares of Class C Common Stock at $50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,200
Maximum Amount	21,400	$1,070,000	$984,400

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

The Company:

Jinjoo Cosmetics, Inc.

64 E Clinton Ave, Tenafly, NJ 07670

1. Subscription.
    1. The undersigned ("Subscriber") hereby irrevocably subscribes for and agrees to purchase **Common Stock** (singular - the "Security" or plural - the "Securities"), of:

FP: truCrowd

Jinjoo Cosmetics, Inc.
64 E Clinton Ave, Tenafly,
NJ 07670
(917) 558-3796

JINJOO

OFFERING STATEMENT

200 Shares of Class C Common Stock at $50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,200
Maximum Amount	21,400	$1,070,000	$984,400

Jinjoo Cosmetics, Inc, a **C Corporation incorporated in the state of Delaware** (the "Company"),

at a purchase price of **$50 per share of common stock** (the "Per Security Price"), upon the terms and conditions set forth herein. The rights of the Security are as set forth in **Operating Agreement** and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

2. By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

3. This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

4. The aggregate number of Securities sold shall not exceed the Maximum Number of Units, as set in the Form C filed in relation to this offering with the SEC (the "Oversubscription Offering"). The Company may accept subscriptions until the "Termination Date" as set in the Form C filed with the SEC in relation to this offering. Providing that subscriptions equaling or exceeding the "Minimum Offering" as set forth in the Form C filed with the SEC, the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

5. In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

(f) The terms of this Subscription Agreement shall be binding upon Subscriber and its transferees, heirs, successors and assigns (collectively, "Transferees"); provided that for any such transfer to be deemed effective, the Transferee shall have executed and delivered to the Company in advance an instrument in a form acceptable to the Company in its sole discretion, pursuant to which the proposed Transferee shall be acknowledge, agree, and be bound by the representations and warranties of Subscriber, terms of this Subscription Agreement.

Purchase Procedure.

1. Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement along with payment for the aggregate purchase price of the Securities by cash, ACH electronic transfer or wire transfer to an account designated by the Company, or by any combination of such methods.

2. Escrow arrangements. Payment for the Securities shall be received by Prime Trust, LLC (the "Escrow Agent") from the undersigned by transfer of immediately available funds, check or other means approved by the Company at least two days prior to the applicable Closing Date, in the amount as set forth in Appendix

FP: truCrowd

JINJOO

Jinjoo Cosmetics, Inc.
64 E Clinton Ave, Tenafly,
NJ 07670
(917) 558-3796

OFFERING STATEMENT

200 Shares of Class C Common Stock at $50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,200
Maximum Amount	21,400	$1,070,000	$984,400

A on the signature page hereto and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company and verified by the "Transfer Agent" designated by the Company, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

3.　　　　Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

1. Organization and Standing. The Company is a **C Corporation** duly formed, validly existing and in good standing under the laws of the State of **Delaware**. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

2. Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

3. Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued, fully paid and non-assessable.

4. Authority for Agreement. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

5. No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or

FP: truCrowd

JINJOO

Jinjoo Cosmetics, Inc.
64 E Clinton Ave, Tenafly,
NJ 07670
(917) 558-3796

OFFERING STATEMENT

200 Shares of Class C Common Stock at $50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,200
Maximum Amount	21,400	$1,070,000	$984,400

with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Capitalization. The authorized and outstanding units securities of the Company immediately prior to the initial investment in the Securities is as set forth under "Securities being Offered" in the Offering Circular. Except as set forth in the Offering Circular, there are no outstanding options, warrants, rights (including conversion or preemptive rights and rights of first refusal), or agreements of any kind (oral or written) for the purchase or acquisition from the Company of any of its securities.

7. Financial statements. Complete copies of the Company's consolidated financial statements (the "Financial Statements") have been made available to the Subscriber and appear in the Offering Circular. The Financial Statements are based on the books and records of the Company and fairly present in all material respects the consolidated financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

8. Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

9. Litigation. Except as set forth in the Offering Statement, there is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.(c) if any action, suit, proceeding, arbitration, mediation occurs the prevailing party will pay for the all costs incurred.

4. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's respective Closing Date(s):

1. Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing Date. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

2. Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act of 1933, as amended (the "Securities Act"). Subscriber also understands that the Securities

FP: truCrowd

JINJOO

Jinjoo Cosmetics, Inc.
64 E Clinton Ave, Tenafly,
NJ 07670
(917) 558-3796

OFFERING STATEMENT

200 Shares of Class C Common Stock at $50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,200
Maximum Amount	21,400	$1,070,000	$984,400

are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

3. Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

4. Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:
   1. To the Company;
   2. To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;
   3. As part of an offering registered under the Securities Act with the SEC; or
   4. To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

5. Investment Limits. Subscriber represents that either:
   1. Either of Subscriber's net worth or annual income is less than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than(A) 5% of the lower of its annual income or net worth, or (B) $2,200; or
   2. Both of Subscriber's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $107,000.

6. Shareholder information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

7. Company Information. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Circular. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

FP: truCrowd

JINJOO

Jinjoo Cosmetics, Inc.
64 E Clinton Ave, Tenafly,
NJ 07670
(917) 558-3796

OFFERING STATEMENT

200 Shares of Class C Common Stock at $50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,200
Maximum Amount	21,400	$1,070,000	$984,400

8. Valuation. The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

9. Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

10. Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5. Proxy.

(a)   The Subscriber hereby appoints the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock. The CEO is an intended third-party beneficiary of this Section and has the right, power and authority to enforce the provisions hereof as though he or she was a party hereto.

(b)   Other than with respect to the gross negligence or willful misconduct of the CEO, in his or her capacity as the Subscriber's true and lawful proxy and attorney pursuant to this Section (collectively, the "Proxy"), the Proxy will not be liable for any act done or omitted in his, her or its capacity as representative of the Subscriber pursuant to this instrument while acting in good faith, and any act done or omitted pursuant to the written advice of outside counsel will be conclusive evidence of such good faith. The Proxy has no duties or responsibilities except those expressly set forth in this instrument, and no implied covenants, functions, responsibilities, duties, obligations or liabilities on behalf of the Subscriber otherwise exist against the Proxy. The Subscriber shall indemnify, defend and hold harmless the Proxy from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, "Proxy Losses") arising out of or in connection with any act done or omitted in the Proxy's capacity as representative of the Subscriber pursuant to this instrument, in each

FP: truCrowd

JINJOO

Jinjoo Cosmetics, Inc.
64 E Clinton Ave, Tenafly,
NJ 07670
(917) 558-3796

OFFERING STATEMENT

200 Shares of Class C Common Stock at $50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,200
Maximum Amount	21,400	$1,070,000	$984,400

case as such Proxy Losses are suffered or incurred; provided, that in the event that any such Proxy Losses are finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the Proxy, the Company shall reimburse the Subscriber the amount of such indemnified Proxy Losses to the extent attributable to such gross negligence or willful misconduct (provided that the Proxy's aggregate liability hereunder shall in no event exceed the Purchase Price). In no event will the Proxy be required to advance his, her or its own funds on behalf of the Subscriber or otherwise. The Subscriber acknowledges and agrees that the foregoing indemnities will survive the resignation or removal of the Proxy or the termination of this instrument.

(c)   A decision, act, consent or instruction of the Proxy constitutes a decision of the Subscriber and is final, binding and conclusive upon the Subscriber. The Company, shareholders of the Company and any other third party may rely upon any decision, act, consent or instruction of the Proxy as being the decision, act, consent or instruction of the Subscriber. The Company, shareholders of the Company and any other third party are hereby relieved from any liability to any person for any acts done by them in accordance with such decision, act, consent or instruction of the Proxy.

(d)   The Subscriber hereby agrees to take any and all actions determined by the Company's board of directors in good faith to be advisable to reorganize this instrument and any Securities held by the Subscriber into a special-purpose vehicle or other entity designed to aggregate the interests of holders of Securities issued in this Offering.

6.   Revisions to Manner of Holding.

In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6) of the Securities Act, Subscriber agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Securities Act. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

7.   Indemnity. The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

8.   Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of **Delaware**.

FP: truCrowd

JINJOO

Jinjoo Cosmetics, Inc.
64 E Clinton Ave, Tenafly,
NJ 07670
(917) 558-3796

OFFERING STATEMENT

200 Shares of Class C Common Stock at $50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,200
Maximum Amount	21,400	$1,070,000	$984,400

EACH OF THE SUBSCRIBER AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBER AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 9 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT. HOWEVER, NOTHING IN THIS PARAGRAPH SHALL BE CONSTRUED TO BE APPLICABLE TO ANY ACTION ARISING UNDER THE FEDERAL SECURITIES LAWS.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT. BY AGREEING TO THIS PROVISION, EACH SUBSCRIBER WILL NOT BE DEEMED TO HAVE WAIVED THE COMPANY'S COMPLIANCE WITH U.S. FEDERAL SECURITIES LAWS AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.

9.   Notices. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

If to the Company, to:

      PHYSICAL: 64 E Clinton Ave, Tenafly, NJ 07670

      DIGITAL: kshin@anthizo.com

FP: truCrowd

JINJOO

Jinjoo Cosmetics, Inc.
64 E Clinton Ave, Tenafly,
NJ 07670
(917) 558-3796

OFFERING STATEMENT

200 Shares of Class C Common Stock at $50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,200
Maximum Amount	21,400	$1,070,000	$984,400

Attn: Kevin Shin

If to a Subscriber:

to Subscriber's address as shown on the signature page hereto

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

10. <u>Miscellaneous</u>.

1. All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.
2. This Subscription Agreement is not transferable or assignable by Subscriber.
3. The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.
4. None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.
5. In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.
6. The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.
7. This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.
8. The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.
9. The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.
10. This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.
11. If any recapitalization or other transaction affecting the stock of the Company is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.
12. No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any

FP: truCrowd

JINJOO

Jinjoo Cosmetics, Inc.
64 E Clinton Ave, Tenafly,
NJ 07670
(917) 558-3796

OFFERING STATEMENT

200 Shares of Class C Common Stock at $50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,200
Maximum Amount	21,400	$1,070,000	$984,400

other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[*SIGNATURE PAGE FOLLOWS*]

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase **Common Shares** of the Company. by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

(a)   The number share of Common Stock the undersigned hereby irrevocably subscribes for is: %%UNIT_COUNT%%

(b)   The aggregate purchase price (based on a purchase price of $500 per Common Share) the undersigned hereby irrevocably subscribes for is: %%AMOUNT%%

(c)   The Securities being subscribed for will be owned by, and should be recorded on the Company's books as held in the name of:

Investor Signature:

%%INVESTOR_NAME%%

(print name of owner or joint owners)

%%INVESTOR_SIGNATURES%%

Company Signature:

This Subscription is accepted on %%EXECUTION_TIME_LEGAL%%

By: Jinjoo Cosmetics, Inc

%%ISSUER_SIGNATURE%%

Kevin Shin

Title:

President of Jinjoo Cosmetics, Inc.